SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

January 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25536K303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Albert E. Wahbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 9,725,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,725,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,725,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes warrants currently exercisable for (i) 2,300,000 common shares at an exercise price of $0.75 per share and (ii) 2,300,000 common shares at an exercise price of $0.90 per share.  Includes options currently exercisable for (i) 50,000 common shares at an exercise price of $0.83 per share and (ii) 50,000 common shares at an exercise price of $0.49 per share.

(2)

Based upon 43,167,783 shares of Issuer’s Common Shares issued and outstanding as of December 31, 2007.

ITEM  1.

SECURITY AND ISSUER.

This statement relates to common shares, no par value (the “Common Shares”) of Diversinet Corp., an Ontario corporation (“Diversinet” or the “Company”).  The Company’s principal executive offices are located at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.

ITEM  2.

IDENTITY AND BACKGROUND.

(a)

Albert E. Wahbe (“Reporting Person”)

(b)

The business address of the Reporting Person is as follows: 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

(c)

The Reporting Person is a director of the Issuer. The principal business address of the Company is as follows: 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  In addition, the Reporting Person is a consultant to the Issuer, providing sales and business development services from time to time

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of Canada.

ITEM  3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In July 2006, the Reporting Person received 100,000 common shares as compensation relating to being a Diversinet Board member.

In July 2007, the Reporting Person received 50,000 options to purchase common shares at $0.83 per common share pursuant to the Diversinet Amended and Restated Stock Option Plan.

During the second quarter of 2007 the Reporting Person was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  The Reporting Person’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  The Reporting Person is entitled to Cdn$4,000 per month in personal expenses.  During 2007 the Reporting Person received 375,000 common shares and Cdn$36,000 relating to this agreement.

In January 2008, the Reporting Person received 50,000 options to purchase common shares at $0.49 per common share pursuant to the Diversinet Amended and Restated Stock Option Plan.

ITEM  4.

PURPOSE OF TRANSACTION.

The Reporting Person’s received consideration in regards to being Chief Executive Officer and Chairman of Diversinet.  The Common Shares acquired by the Reporting Person, totalling 575,000 Common Shares on a fully diluted basis, constitute approximately 1.3% of the issued and outstanding Common Shares of the Issuer.  Despite the controlling interest in the Issuer resulting from the Reporting Person’s receipt of the shares and options, except as provided in Item 6 below, the Reporting Person has no plans or proposals which relate to or result in those purposes set forth in Items 4 (a) through (j).

ITEM  5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

See cover sheets.

(b)

See cover sheets.

(c), (d) and (e) Not applicable.

ITEM  6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By that consulting agreement dated as of April 2, 2007 between the Reporting Person and the Company, the Reporting Person agreed to provide services as Chief Executive Officer for Diversinet.  As part of this arrangement, the Reporting Issuer shall be entitled compensation consisting solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  The Reporting Issuer is entitled to Cdn$4,000 per month in personal expenses.  The initial term of his engagement is one year, and may be renewed by the parties, but may be terminated at any time by either party upon ninety days prior notice.

On July 6, 2006, the Reporting Person agreed to serve as a director of the Issuer, which position he shall hold until his successor is duly elected and qualified or upon his earlier resignation or removal subject to the provisions of Issuer’s by-laws.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to the shares of Common Stock and warrants that were acquired in a private placement on July 5, 2006.

ITEM  7.

MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

Albert E. Wahbe

By /s/ Albert E. Wahbe

Albert E. Wahbe